FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	May	2013
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry to Announce First Quarter Fiscal 2014 Results on Friday, June 28th, 2013	1.

Document 1

  NEWS RELEASE
May 24, 2013

FOR IMMEDIATE RELEASE
BlackBerry to Announce First Quarter Fiscal 2014 Results on Friday, June 28th, 2013

Waterloo, ON – BlackBerry® (NASDAQ: BBRY; TSX: BB) will be reporting results for the first quarter of fiscal 2014 on June 28, 2013. A conference call and live webcast will be held beginning at 8 am ET, which can be accessed by dialing 1-800-814-4859 or through your BlackBerry® 10 smartphone, personal computer or BlackBerry® PlayBook™ tablet at http://ca.blackberry.com/company/investors/events.html.

A replay of the conference call will also be available at approximately 10 am by dialing (+1)416-640-1917 and entering pass code 4612565# or by clicking the link above on your BlackBerry® 10 smartphone, personal computer or BlackBerry® PlayBook™ tablet. This replay will be available until midnight ET July 12, 2013.

Scheduled Quarterly Results Conference calls for FY 2014
Q1: Friday, June 28, 2013, before markets open
Q2: Friday, September 27, 2013, before markets open
Q3: Friday, December 20, 2013, before markets open
Q4: Friday, March 28, 2014, before markets open

About BlackBerry
A global leader in wireless innovation, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. BlackBerry is listed on the NASDAQ Stock Market (NASDAQ: BBRY) and the Toronto Stock Exchange (TSX: BB). For more information, visit www.blackberry.com.

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Investor Contact:
BlackBerry Investor Relations
+1-519-888-7465
investor_relations@blackberry.com

BlackBerry, RIM, Research In Motion and related trademarks, names and logos are the property of Research In Motion Limited and are registered and/or used in the U.S. and countries around the world. All other brands, names and marks are the property of their respective owners. RIM is not responsible for any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	May 24, 2013	By:	/s/Edel Ebbs
(Signature)
Edel Ebbs Executive Vice President, Executive Operations & Corporate Strategy, Office of the CEO